UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Open Energy Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

683707103
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

September 18, 2008
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683707103

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 735,120,221
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 735,120,221
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 735,120,221
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%(1)
14		TYPE OF REPORTING PERSON* IN
__________

(1)           Based on 851,028,118  shares of Common Stock outstanding, calculated in accordance with Rule 13d.

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CUSIP No. 683707103

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monica Chavez Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 735,120,221
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 735,120,221
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 735,120,221
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%(1)
14		TYPE OF REPORTING PERSON* IN
__________

(1)           Based on 851,028,118  shares of Common Stock outstanding, calculated in accordance with Rule 13d.

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CUSIP No. 683707103

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 735,120,221
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 735,120,221
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 735,120,221
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%(1)
14		TYPE OF REPORTING PERSON* OO
__________

(1)           Based on 851,028,118  shares of Common Stock outstanding, calculated in accordance with Rule 13d.

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CUSIP No. 683707103

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and restates, where indicated, the statements on Schedule 13D relating to the securities of the Issuer filed by the Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on July 19, 2007 and prior amendments thereto (the “Prior Schedule 13Ds”).  Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Prior Schedule 13Ds.  Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedule 13Ds.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 5, the Reporting Persons beneficially own 735,120,221 shares of Common Stock.  The foregoing represents 86.4% of the shares of Common Stock based on the number of shares of Common Stock outstanding as reported on the Issuer’s 10-K filed on September 15, 2008 and after giving effect to the conversion and exercise of the Reporting Persons’ derivative securities. Such derivative securities are currently convertible or exercisable.

(b) The Reporting Persons have shared voting and dispositive power with respect to the 735,120,221 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

(c) Since Amendment No. 4 to Schedule 13D, the Reporting Persons have acquired the following securities of the Issuer:

(i) On June 3, 2008, the Reporting Persons acquired from the Issuer a Warrant to purchase 628,182 shares of Common Stock with an exercise of price of $.506 per share.  This Warrant was acquired in lieu of interest payable pursuant that certain Loan and Security Agreement dated April 30, 2008 (the “Loan and Security Agreement”), entered into by and between the Issuer and the Reporting Persons.  Subsequently, the amount of Common Stock issuable upon exercise of this Warrant was amended to 3,653,564 shares and the exercise price was amended to $.087 per share, in accordance with that certain Security Purchase Agreement dated September 12, 2008 (the "Security Purchase Agreement"), entered into by and between the Issuer and Reporting Persons.

(ii) On June 10, 2008, the Reporting Persons acquired from the Issuer a Warrant to purchase 145,743 shares of Common Stock with an exercise of price of $.506 per share.  This Warrant was acquired in lieu of interest payable pursuant to the Loan and Security Agreement.  Subsequently, the amount of Common Stock issuable upon exercise of this Warrant was amended to 847,655 shares and the exercise price was amended to $.087 per share, in accordance with the Security Purchase Agreement.

(iii) With a closing on September 18, 2008, the Security Purchase Agreement, in addition to the adjustments discussed in subsections (i) and (ii) hereof, provided for the purchase by the Reporting Persons of a Warrant to acquire 235,000,000 shares of Common Stock at a total purchase price of $4,7000,000, which consists of the following: (1) $.02 per warrant share for a total of $4.2 million of cash, (2) $300,000 of forgiveness of accrued interest on the Series B Convertible Notes held by the Reporting Persons, and (3) a $200,000 restructuring fee for the amendment of certain terms of the Loan and Security Agreement.  This Warrant has an exercise price of $0.067 per share and benefits from anti-dilution provisions.

Furthermore, pursuant to the Securities Purchase Agreement, the Loan and Security Agreement was amended to (1) extend the maturity date of the secured loan from October 2008 to March 2009, (2) reduce the borrowing base collateral requirement to 100% of the outstanding loan amount, and (3) eliminate the requirement that the Issuer make prepayments of the secured loan with the proceeds of the California state solar rebates received by the Issuer.

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CUSIP No. 683707103

A copy of the Security Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by this reference.  The description set forth above is qualified in its entirety by this reference to the text of the Security Purchase Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)
Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)	Security Purchase Agreement dated September 12, 2008

(c)	Warrant dated September 18, 2008 issued to The Quercus Trust

Item 7.                      Material to Be Filed as Exhibits

Exhibit A:	Agreement Regarding Joint Filing of Amendment No. 5 to Schedule 13D.

Exhibit B:	Security Purchase Agreement dated September 12, 2008

Exhbit C:	Form of Warrant dated September 18, 2008

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CUSIP No. 683707103

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: September 25, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust
/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

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CUSIP No. 683707103

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 5 to Schedule 13D

The undersigned agree that this Amendment No. 5 to Schedule 13D with respect to the Common Stock of Open Energy Corporation is a joint filing being made on their behalf.

Dated: September 25, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust
/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

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EXHIBIT B

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of September 12, 2008, by and among Open Energy Corporation, a Nevada corporation (the “Company”) and The Quercus Trust (the “Buyer”).

WITNESSETH

A.            WHEREAS, the Company and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act;

B.            WHEREAS, the Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit A (the “September 2008 Warrants”) to acquire up to two hundred thirty-five million (235,000,000) shares of Common Stock (as exercised, the “September 2008 Warrant Shares”);

C.            WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company and the Buyer desire to amend, as described in Section 4 herein (i) that certain Series B Convertible Notes issued in favor of the Buyer on September 19, 2007 and in favor of certain other investors (the “Other Series B Holders”) on December 7, 2007 (collectively the “Series B Notes”), (ii) those certain Series B Warrants currently held by the Buyer and the Other Series B Holders (collectively, the “Series B Warrants”), and (iii) the Secured Promissory Note and Loan and Security Agreement dated April 30, 2008 by and between the Company and Buyer (the “Secured Loan”) (collectively, the “Amendments” and together with the purchase of the September 2008 Warrants, the “Transaction”), which amendments are approved by Buyer hereby in its capacity as the holder of over ninety-five percent (95%) of the outstanding principal amount of Series B Notes;

D.            WHEREAS, following the consummation of the Transaction, the Company also desires to amend its Articles of Incorporation to effect the amendment of the Series B Notes and to increase the number of authorized shares of Common Stock to enable the exercise of all of the September 2008 Warrants and of all other issued and outstanding convertible securities, all in accordance with their respective terms; and

E.             WHEREAS, the September 2008 Warrants and the September 2008 Warrant Shares are sometimes collectively referred to herein as the “Securities.”

NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement, the Company and Buyer hereby agree as follows:

1.             PURCHASE AND SALE OF WARRANTS.

(a)   Purchase of Warrants.

(i)            Warrants.  Subject to the satisfaction (or waiver) of the conditions set forth in Sections 7 and 8 below, the Company shall issue and sell to Buyer, and Buyer agrees to purchase from the Company on the Closing Date (as defined below) the September 2008 Warrants (the “Closing”).

(ii)           Closing.  The date and time of the Closing shall be no later than September 19, 2008 (or such later date as is mutually agreed to by the Company and Buyer) (the “Closing Date”) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 7 and 8 below, to occur by exchange of electronic or facsimile signature pages.

(iii)          Purchase Price.  The aggregate purchase price for the September 2008 Warrants is Four Million Seven Hundred Thousand Dollars ($4,700,000) (the “Purchase Price”), consisting of cash in the amount of Four Million Two Hundred Thousand Dollars ($4,200,000), forgiveness of interest upon the Series B Note held by Buyer through June 30, 2008, in the amount of Three Hundred Thousand Dollars ($300,000) and a loan modification fee of Two Hundred Thousand Dollars ($200,000) with respect to the Secured Loan.

(b)   Form of Payment.  On the Closing Date, (i) Buyer shall deliver the Purchase Price to the Company in the form of cash of Four Million Two Hundred Thousand Dollars ($4,200,000) by wire transfer of immediately available funds, an acknowledgement of the forgiveness of interest and an acknowledgement of the modification of the Secured Loan, and (ii) the Company shall deliver to the Buyer the September 2008 Warrants, duly executed on behalf of the Company and registered in the name of Buyer or its designee.

2.             BUYER’S REPRESENTATIONS AND WARRANTIES.  Buyer represents and warrants that:

(a)   Investment Purpose.  Buyer is acquiring the September 2008 Warrants, and upon conversion of such Warrants will acquire the September 2008 Warrant Shares issuable upon exercise of the September 2008 Warrants, as principal for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, Buyer reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act and pursuant to the applicable terms of the Transaction Documents (as defined in Section 3(b)).  Buyer is acquiring the Securities hereunder in the ordinary course of its business.  Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person (as defined in Section 3(r)) to distribute any of the Securities.

(b)   Accredited Investor Status.  At the time Buyer was offered the Securities, it was, at the date hereof, and on each date on which it exercises any Warrants, it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.  Buyer is not required to be registered as a broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(c)   Reliance on Exemptions.  Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of Buyer to acquire the Securities.

(d)   Information.  Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials deemed relevant to making an informed investment decision relating to the offer and sale of the Securities that have been requested by Buyer.  Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company.  Neither such inquiries nor any other due diligence investigations conducted by Buyer or its advisors, if any, or its representatives shall modify, amend or affect Buyer’s right to rely on the Company’s representations and warranties contained herein.  Buyer understands that its investment in the Securities involves a high degree of risk and is able to afford a complete loss of such investment.  Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(e)   No Governmental Review.  Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(f)    Transfer or Resale.  Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) Buyer shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, as amended (or a successor rule thereto) (collectively, “Rule 144”), notwithstanding the foregoing, the requirement to deliver a legal opinion as set out in clause (B) above shall not apply to transfers to an affiliate of the Buyer; (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if

Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.  The Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including, without limitation, this Section 2(f).  The Company reserves the right to place stop transfer instructions against the shares and certificates for the September 2008 Warrant Shares.

(g)   Legends.  Buyer understands that the certificates representing the September 2008 Warrants and, solely with respect to the September 2008 Warrant Shares until such time as the resale of the September 2008 Warrant Shares has been registered under the Securities Act as contemplated by the Registration Rights Agreement, the stock certificates representing the September 2008 Warrant Shares, except as set forth below, shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

NEITHER THE ISSUANCE NOR SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the Securities Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of a law firm reasonably acceptable to the Company, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the Securities Act, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

(h)   Authorization.  Buyer has full power and authority to enter into the Transaction Documents to which it is a signatory.  All action on the part of the Buyer or its Trustee necessary for authorization, execution and delivery of the Transaction Documents has been taken or will be taken prior to the Closing.  Each such agreement shall constitute the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i)    No Conflicts.  The execution, delivery and performance by Buyer of this Agreement and the Amendments and the consummation by Buyer of the Transaction will not (i) result in a violation of the organizational documents of Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment  or decree (including federal and state securities laws) applicable to Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations hereunder.

(j)    Residency.  Buyer is a resident of the State of California.

(k)   No Legal Advice From the Company.  Buyer acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his or its own legal counsel and investment and tax advisors.  Buyer is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the Transaction Documents, the transactions contemplated herein or therein or the securities laws of any jurisdiction.

(l)    Buyer’s Broker Fees.  Buyer shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions for placement agents, financial advisors and/or brokers engaged by Buyer relating to or arising out of the transactions contemplated hereby.

(m)  Certain Trading Activities.  Other than the transactions contemplated herein, since the time that Buyer was first contacted by the Company or any other Person regarding this investment in the Company, neither the Buyer nor any Affiliate of Buyer which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to Buyer’s investments or trading or information concerning Buyer’s investments and (z) is subject to Buyer’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”) has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with Buyer or Trading Affiliate, effected or agreed to effect any transactions in the securities of the Company.  Buyer hereby covenants and agrees not to, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in any transactions in the securities of the Company or involving the Company’s securities during the period from the date hereof until the earlier to occur of (i) such time as the transactions contemplated by this Agreement are first publicly announced as described in Section 4(h) hereof or (ii) such time as this Agreement is terminated in full pursuant to Section 8 hereof.  Other than to other Persons party to this Agreement and those expressly acknowledged by the Company, Buyer has maintained the confidentiality of the existence and terms of this transaction.

3.             REPRESENTATIONS AND WARRANTIES OF THE COMPANY.  Except as set forth in the SEC Documents (as defined in Section 3(k)) the Disclosure Schedule attached hereto (the “Disclosure Schedule”), which Disclosure Schedule shall be deemed a part hereof and shall qualify any representation made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedule, the Company hereby represents and warrants to Buyer that, as of the date hereof and as of the Closing Date:

(a)   Organization and Qualification.  The Company and its “Subsidiaries” (which for purposes of this Agreement means any joint venture or any entity in which the Company, directly or indirectly, owns any of the capital stock or holds an equity or similar interest) are entities validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted.  Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and, is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.  As used in this Agreement, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or in the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform in any material respect its obligations under the Transaction Documents (as defined below).

(b)   Authorization; Enforcement; Validity.  Except as contemplated herein: (i) the Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the September 2008 Warrants, and the Amendments, and each of the other agreements entered into by the parties hereto in connection with the Transaction (collectively, the “Transaction Documents”) and to issue the Securities in accordance with the terms hereof and thereof; (ii) the execution and delivery of the

Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the September 2008 Warrants, the reservation for issuance and the issuance of the September 2008 Warrant Shares issuable upon conversion of the September 2008 Warrants have been duly authorized by the Company’s Board of Directors and, except as set forth in Section 5(c), no further filing, consent, or authorization is required by the Company, its Board of Directors or its stockholders; and (iii) this Agreement and the other Transaction Documents of even date herewith have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c)   Issuance of Securities.  As set forth in Section 5(c) below, as soon as commercially practicable after the Closing Date, and upon approval by the Company’s stockholders, the Company shall amend its Articles of Incorporation in the form attached hereto as Exhibit B (the “Amended Articles”) to, among other things, increase the number of shares of authorized Common Stock to allow for conversion of the September 2008 Warrants and to provide certain voting rights with respect to the Series B Notes (as more particularly set forth in Section 4(a) below).  Following filing of the Amended Articles, the Company shall have reserved from its duly authorized capital stock not less than the sum of one hundred twenty percent (120%) of the maximum number of shares of Common Stock issuable (x) upon exercise of the September 2008 Warrants and all of the Company’s other outstanding securities which are convertible or exercisable into shares of Common Stock. Upon exercise in accordance with the September 2008 Warrants, the September 2008 Warrant Shares, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock.  Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the Securities Act.

(d)   No Conflicts.  Except as set forth in the Disclosure Schedule or the SEC Documents, and after giving effect to the Amended Articles, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the September 2008 Warrants and reservation for issuance and issuance of the September 2008 Warrant Shares) will not (i) result in a violation of any articles of incorporation, articles of formation, any articles of designations or other constituent documents of the Company or any of its Subsidiaries, any capital stock of the Company or any of its Subsidiaries or bylaws of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of the NASD’s OTC Bulletin Board (the “Principal Market”) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of each of clauses (ii) and (iii), such as would not be reasonably likely to have or reasonably be expected to result in a Material Adverse Effect.

(e)   Consents.  Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing with the SEC and the California Department of Corporations of a Form D; (ii) the filing with the SEC of one or more registration statements (“Registration Statement”) in accordance with the requirements of the Registration Rights Agreement, and (iii) the filing of a listing application for the Warrant Shares with the Principal Market, if applicable, which shall be done pursuant to the rules of the Principal Market, NASD or applicable securities or “Blue Sky” laws of the states of the United States and the filing with the Nevada Secretary of State of the Amended Articles.  The Company and its Subsidiaries are unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence.  The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Stock on the Principal Market in the foreseeable future.

(f)    No General Solicitation; Placement Agent’s Fees.  Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, including, without limitation, any Person related to Buyer, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.  Neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

(g)   Dilutive Effect.  The Company understands and acknowledges that the number of the September 2008 Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances in accordance with the terms thereof.  The Company further acknowledges that its obligation to issue the September 2008 Warrant Shares upon exercise of the September 2008 Warrants in accordance with this Agreement and the September 2008 Warrants is, in each case, absolute and unconditional, regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

(h)   Application of Takeover Protections; Rights Agreement.  Except as set forth in the Disclosure Schedule or the SEC Documents, the Company and its board of directors have taken all necessary action in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Incorporation or the laws of the state of its incorporation which is or could become applicable to Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and Buyer’s ownership of the Securities.

(i)    SEC Documents; Financial Statements.  Except as set forth in the Disclosure Schedule or the SEC Documents, during the two (2) years prior to the date hereof, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”), or has received a valid extension of such time of filing and has filed all SEC Documents prior to the expiration of any such extension.  The Company has delivered to Buyer or its representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system.  As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).  No other information provided by or on behalf of the Company to the Buyer which is not included in the SEC Documents, including, without limitation, information referred to in Section 2(d) of this Agreement or in the disclosure schedule, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made not misleading.

(j)    Absence of Certain Changes.  Since the date of the latest audited financial statements included in the Company’s Form 10-KSB filed on September 13, 2007 and except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof or as set forth the Disclosure Schedule, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, or be required to be disclosed by the Company under applicable securities laws on a registration statement filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the SEC, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans or pursuant to conversion of outstanding debt or exercise of outstanding warrants.  The Company does not have pending before the SEC any request for confidential treatment of information.  Except as set forth in the Disclosure Schedule or the SEC Documents or as part of the Transaction or contemplated hereby, no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made.

(k)   Conduct of Business; Regulatory Permits.  Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its respective Certificates or Articles of Incorporation or its Bylaws or their organizational charter or bylaws, respectively.  To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Approved Market and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Stock by its Approved Market in the foreseeable future.  Since January 1, 2006, (i) the Common Stock has been designated for quotation on the Principal Market, (ii) trading in the Common Stock has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Common Stock from the Principal Market.  Except as set forth in the Disclosure Schedule or in the SEC Documents, the Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(l)    Foreign Corrupt Practices.  Neither the Company nor any of its Subsidiaries nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee

(m)  Sarbanes-Oxley Act.  To the knowledge of the Company, except as set forth in the Disclosure Schedule or the SEC Documents, the Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(n)   Transactions With Affiliates.  Except as set forth in the SEC Documents filed at least ten (10) days prior to the date hereof and other than the grant of stock options disclosed on the Disclosure Schedule, none of the senior executive officers or directors of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as senior executive officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such senior executive officer or director or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such senior executive officer or director has a substantial interest or is an officer, director, trustee or partner, in each case in excess of Sixty Thousand Dollars ($60,000) other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company

(o)   Equity Capitalization.  As of the date hereof, the capitalization of the Company is as set forth in the Disclosure Schedule or the SEC Documents.  The Company has less than two hundred (200) stockholders of record.  Except as disclosed in the Disclosure Schedule or the SEC Documents: (i) none of the Company’s capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries; (iii) other than the Series B Notes issued in September of 2007 and the Secured Promissory Note issued to Buyer in April of 2008 (the “Secured Note”) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements, other than the financing statement filed in connection with the Secured Note, securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Subsidiaries; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except pursuant to the Registration Rights Agreement); (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) except as set forth on Schedule 3(q) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.  The Company has furnished to the Buyer true, correct and complete copies of the Company’s Certificate of Incorporation, as amended and as in effect on the date hereof (the “Articles of Incorporation”), and the Company’s Bylaws, as amended and as in effect on the date hereof (the “Bylaws”), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Stock and the material rights of the holders thereof in respect thereto.

(p)   Indebtedness and Other Contracts.  Since the date of the latest audited financial statements included in the Company’s Form 10-KSB filed on September 13, 2007 and except as disclosed in the Disclosure Schedule or the SEC Documents, neither the Company nor any of its Subsidiaries (i) has any additional outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect.  For purposes of this Agreement:  (x) “Indebtedness” of any Person means, without duplication, (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) “Person” means an individual or legal entity, including but not limited to a corporation, a limited liability company, a partnership, a joint venture, a trust, an unincorporated organization and a government or any department or agency thereof.

(q)   Absence of Litigation.  To the knowledge of the Company, except as set forth in the Disclosure Schedule or the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, threatened against or affecting the Company or any of its Subsidiaries, the Common Stock or any of the Company’s Subsidiaries or any of the Company’s or its Subsidiaries’ officers or directors that, if adversely decided against the Company, would have a Material Adverse Effect on the Company.

(r)    Insurance.  Except as set forth in the Disclosure Schedule or the SEC Documents, the Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.  Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(s)   Employee Relations.  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a labor union in connection with work performed for the Company.  The Company and its Subsidiaries believe that their relations with their employees are good.  No executive officer of the

Company or any of its Subsidiaries (as defined in Rule 501(f) of the Securities Act) has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary.  To the knowledge of the Company, no executive officer of the Company or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries, to their knowledge, are in compliance in all material respects with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(t)    Title. Except as set forth in the Disclosure Schedule or the SEC Documents, the Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the Disclosure Schedule or the SEC Documents or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries.  Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(u)   Intellectual Property Rights.  The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, trade secrets and other intellectual property rights (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted.  None of the Company’s registered, or applied for, Intellectual Property Rights, to the extent the Company has such Intellectual Property Rights, have expired or terminated or have been abandoned, or are expected to expire or terminate or expected to be abandoned, within three (3) years from the date of this Agreement.  The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others.  There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or its Subsidiaries regarding its Intellectual Property Rights.  Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(v)   Environmental Laws.  Except as set forth in the Disclosure Schedule or the SEC Documents, the Company and its Subsidiaries, to their knowledge, (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, (iii) are in compliance with all terms and conditions of any such permit, license or approval, (iv) do not own or operate any real property contaminated with any substance that is in violation of Environmental Laws, and (v) is not liable for any off-site disposal or contamination pursuant to any Environmental Laws where, in each of the foregoing clauses (i), (ii), (iii), (iv) and (v) the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  There is no civil, criminal or administrative action, suit, investigation, inquiry or proceeding pending or, to the knowledge of the Company, threatened by or before any court or governmental authority against the Company or any of its Subsidiaries relating to or arising from the Company’s nor any Subsidiary’s non-compliance with any Environmental Laws, nor has the Company received written notice of any alleged violations of Environmental Laws.  The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(w)  Subsidiary Rights.  The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(x)    Tax Status.  Except as set forth in the Disclosure Schedule or the SEC Documents, the Company and each of its Subsidiaries (i) has made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(y) Internal Accounting and Disclosure Controls.  The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.  The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.  During the twelve (12) months prior to the date hereof neither the Company nor any of its Subsidiaries have received any notice or correspondence from any accountant relating to any potential material weakness in any part of the system of internal accounting controls of the Company or any of its Subsidiaries.

(z)  Off Balance Sheet Arrangements.  There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

(aa)               Investment Company Status.  The Company is not, and upon consummation of the sale of the Securities will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(bb)               Transfer Taxes.  On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(cc)               Manipulation of Price.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(dd)               Disclosure.  To the Company’s knowledge, all disclosure provided by the Company to the Buyer regarding the Company or any of its Subsidiaries, their business and the transactions contemplated hereby in the Transaction Documents and the Schedules to this Agreement is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

4.             AMENDMENTS; ACKNOWLEDGEMENTS.  Buyer, as the holder of over ninety-five percent (95%) of the principal amount of the outstanding Series B Notes and the Series B Warrants, hereby consents to the following amendments of such agreements, which amendments shall apply to all outstanding Series B Notes and Series B Warrants.  The Series B Notes, the Series B Warrants, the Secured Loan and the Interest Warrants (defined below), are hereby amended (or the effect of the Transaction is hereby acknowledged), effective at Closing without further instruments or action, as follows:

(a)   Amendment to Series B Notes.

(i)            Section 2 of the Series B Notes (captioned “Interest; Interest Rate”) shall be deleted, effective upon the Closing, and the following substituted in its place and stead:  “During the term of this Note, interest shall accrue on outstanding Principal at an interest rate equal to six percent (6%) per annum (the “Interest Rate”) commencing on July 1, 2008.  Interest shall be calculated on the basis of a three hundred sixty-five (365)-day year and the actual number of days elapsed, to the extent permitted by applicable law.  Any Interest that shall accrue hereunder shall be payable quarterly in arrears on each January 1, April 1, July 1 and October 1 (each an “Interest Payment Due Date”) beginning on October 1, 2008.  Interest shall be paid by the issuance of Warrants valued at Two Cents ($0.02)  per Warrant Share, with a term of three (3) years from the date of issuance with an exercise price of Six and Seven-Tenths of a Cent ($0.067) per Warrant Share and otherwise substantially in the form of the Warrant to Purchase Common Stock, dated June 10, 2008, issued to the Quercus Trust, represented by Warrant No.: Quercus 2008-IW3.”

(ii)           Based upon the issuance of the September 2008 Warrants and the application of Section 8 of the Series B Notes, the Company acknowledges that the Conversion Price of the Series B Notes is reduced to Eight and Seven-Tenths of a Cent ($0.087) effective upon the Closing.  Company further acknowledges that, as a result of the reduction of such Conversion Price, without taking into account accrued and unpaid Interest, if any, the Twenty Million Dollar ($20,000,000) Series B Note issued to the Quercus Trust, as of the Closing, will be convertible into two hundred twenty-nine million eight hundred eighty-five thousand fifty-eight (229,885,058) Warrant Shares.

(iii)          Section (3)(e) of the Series B Notes shall be deleted in its entirety.

(iv)          Section 4(a) of the Series B Notes shall be amended by adding the following: “(xiii) the Company has failed to obtain Shareholder approval of, and has failed to file with the Secretary of State of Nevada, an Amendment to its Articles of Incorporation within six (6) months of Closing, as required by the 2008 Securities Purchase Agreement.”

(v)           The following shall be added as Section 13(f) of the Series B Notes: “Protective Provisions.  So long as Notes remain outstanding with a principal balance of at least Ten Million Dollars ($10,000,000), consent of the holders of a majority of the principal amount of the outstanding Notes shall be required for any action, by merger, reclassification or otherwise) that (i) results in the redemption or repurchase of any stock, (ii) results in any merger or any other corporate reorganization that results in a change of control of the Company, or in any transaction in which all or substantially all of the assets of the Company are sold, (iii) authorizes indebtedness in excess of Five Hundred Thousand Dollars ($500,000), (iv) changes the business of the Company in any material respect or (v) involves any transaction or compensation arrangements between the Company and its officers and directors; provided, however, that the Company may set aside fifteen percent (15%) of the Company’s common stock, on a fully-diluted basis, as an option pool for management and other key employees.”

(vi)          Effective as of the filing of the Amended Articles pursuant to Section 5(c) hereof, the following shall be added as Section 29 of the Series B Notes:  “29. Voting Rights.  Each Holder in whose name the indebtedness represented by the Series B Convertible Note is registered on the books of the Company on the record date for any action of shareholders established pursuant to applicable law shall have voting rights identical to those held by the holders of the Common Stock and shall vote as a class with the Common Stock.  Each Holder shall have the right to one (1) vote for each share of Common Stock into which the Note registered in such Holder’s name could be converted on the record date for the vote or written consent of stockholders.  With respect to such vote, such Holder shall have full voting rights and powers equal to the voting rights and powers of the holders of the Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of the Company and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which the holders of Common Stock have the right to vote.”

(b)   Amendment to Series B Warrants.

(i)            Section 1(f) of the Series B Warrants shall be deleted in its entirety.

(ii)           Company acknowledges that, based upon the issuance of the September 2008 Warrants, and the application of Section 2 of the Series B Warrants, from and after the Closing, the Exercise Price of the Series B Warrants shall be Eight and Seven-Tenths of a Cent ($0.087) per Warrant Share, subject to further adjustment as provided in the Series B Warrants and that, as a result thereof, as of Closing, the Series B Warrants issued to The Quercus Trust, originally exercisable into forty-three million three thousand three hundred seventy (43,003,370) Warrant Shares will be exercisable into two hundred fifty million one hundred eleven thousand five hundred fifty-four (250,111,554) Warrant Shares.

(c)   Acknowledgement Regarding Interest Warrants.  Company acknowledges with respect to Warrant No. Quercus 2008-IW1, Warrant No. Quercus

2008-IW2 and Warrant No. Quercus 2008-IW3 (collectively, the “Interest Warrants”), based upon the issuance of the September 2008 Warrants and the application of Section 2 of such Warrants, from and after the Closing the Exercise Price shall be Eight and Seven-Tenths of a Cent ($0.087) per Warrant Share, subject to further adjustment as provided in such Warrants and that, as a result thereof, as of Closing, such Warrants will be exercisable into eight million seventy-nine thousand one hundred ten (8,079,110) Warrant Shares.

(d)   Amendment to Secured Loan.

(i)            The provisions of the Secured Loan documents with respect to the Borrowing Base are amended to provide that, notwithstanding anything to the contrary in any of the documents constituting the Secured Loan, the Borrowing Base shall be one hundred percent (100%) of the sum of the Company’s aggregate Qualified Accounts Receivable, the Company’s Inventory and the Company’s cash account balances.

(ii)           The provisions of the Secured Loan requires prepayment upon receipt by the Company of Rebates are deleted and Company may retain such Rebates upon receipt thereof.

(iii)          The Maturity Date of the Secured Loan is extended to March 30, 2009.

5.             COVENANTS.

(a)   Best Efforts.  Each party shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 7 and 8 of this Agreement.

(b)   Form D and Blue Sky.  The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to Buyer promptly after such filing.  The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date.  The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “Blue Sky” laws of the states of the United States following the Closing Date.

(c)   Amended Articles of Incorporation.  As soon as commercially practicable, the Company shall solicit shareholder approval of the Amended Articles attached hereto as Exhibit B (the “Amended Articles”) and shall promptly file the Amended Articles with the Nevada Secretary of State following receipt of such approval.

(d)   Reporting Status.  Until the date on which the Buyer shall have sold all the September 2008 Warrant Shares and none of the September 2008 Warrants is outstanding, (the “Reporting Period”), the Company shall file, in a timely manner, all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would permit such termination.

(e)   Use of Proceeds.  The Company will use the proceeds from the sale of the Securities for general corporate and working capital purposes and not for (i) the repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries, except for the repayment of outstanding indebtedness as set forth on the Disclosure Schedule, or (ii) redemption or repurchase of any of its or its Subsidiaries’ equity securities.

(f)    Financial Information.  The Company agrees to send the following to Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports and Quarterly Reports on Form 10-K, 10-KSB, 10-Q or 10-QSB, any interim reports or any consolidated balance sheets, income statements, stockholders’ equity statements and/or cash flow statements for any period other than annual, any Current Reports on Form 8-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the Securities Act, (ii) on the same day as the release thereof, facsimile or e-mailed copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the stockholders of the Company generally, contemporaneously with the making available or giving thereof to the stockholders.  As used herein, “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

(g)   Pledge of Securities.  The Company acknowledges and agrees that the Securities may be pledged by Buyer in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities.  The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and Buyer shall not be required to provide the Company with any notice of a pledge of Securities or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee.  The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor

(h)   Disclosure of Transactions and Other Material Information.  The Company shall (i) within forty-eight (48) hours following the date of this Agreement issue a press release describing the material terms of the transactions contemplated hereby, and (ii) by 8:30 a.m., New York City time on or before the fourth (4th) Business Day immediately following the date of this Agreement, file a Current Report on Form 8-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching the material Transaction Documents (including, without limitation, this Agreement and the form of the September 2008 Warrants) as exhibits to such filing (including all attachments, the “8-K Filing”).  Neither the Company, its Subsidiaries nor Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations.  Without the prior written consent of Buyer, which consent shall not be unreasonably withheld, delayed or conditioned, neither the Company nor any of its Subsidiaries or affiliates shall disclose the name of Buyer in any filing, announcement, release or otherwise; provided, however, that such consent shall be deemed to be given for any disclosure required by law in the reasonable opinion of the Company or its counsel.

(i)    Corporate Existence.  So long as Buyer beneficially owns any Securities, the Company shall not be party to any Fundamental Transaction (as defined in the September 2008 Warrants) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the September 2008 Warrant.

(j)    Conduct of Business.  The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

(k)   Delivery of Certificates.  Upon exercise of September 2008 Warrants, any request for removal of restrictive legends on the shares of Common Stock issuable in connection therewith, certificates for shares of Common Stock will be delivered to the Investor within three (3) Trading Days.  If such delivery is made more than two (2) additional Trading Days after exercise or request for removal of legend, as the case may be, the Company will compensate Buyer at a rate of One Hundred Dollars ($100) per day for each of the first ten (10) Trading Days and Two Hundred Dollars ($200) per day thereafter for each Ten Thousand Dollars ($10,000) of securities.  In such event, after the first such ten (10) Trading Days noted above, the Investor will also have right to rescind its conversion notice for the September 2008 Warrants.  In addition, if the certificates have not been delivered by the fifth (5th) Trading Day, then, if the Buyer has sold shares of Common Stock after the conversion or exercise date, as the case may be, the Company will compensate Buyer for extra costs, if any, incurred to cover the sale, all as agreed upon and reflected in the Transaction Documents.

(l)    Participation in Future Financing.  From the date hereof until September 30, 2009, upon any issuance by the Company or any of its Subsidiaries of Common Stock or Common Stock Equivalents for cash consideration (a “Subsequent Financing”):

(i)            With respect to any Subsequent Financing or successive Subsequent Financings up to an aggregate of Five Million One Hundred Thousand Dollars ($5,100,000) in gross proceeds to the Company, Buyer shall have the right to fund all or a part of such Subsequent Financing by purchasing, at a purchase price of Two Cents ($0.02) per warrant, warrants containing the same terms as the September 2008 Warrants.  The Company shall deliver a written notice of its intention to engage in such Subsequent Financing at least ten (10) Trading Days before any Subsequent Financing is scheduled to Close, setting forth the amount thereof and any other relevant details thereof.  Buyer shall have five (5) Trading Days to notify Company of Buyer’s intention to fund all or a part of such Subsequent Financing up to the Five Million One Hundred Thousand Dollars ($5,100,000), pursuant to the provisions of this Section 5(l)(i).

(ii)           In the event any Subsequent Financing exceeds Five Million One Hundred Thousand Dollars ($5,100,000) in the aggregate, or in the event Buyer has not elected to fund the entire Subsequent Financing up to Five Million One Hundred Thousand Dollars ($5,100,000):

(1)           least five (5) Trading Days prior to the closing of the Subsequent Financing, the Company shall deliver to Buyer a written notice of its intention to effect a Subsequent Financing (“Pre-Notice”), which Pre-Notice shall ask Buyer if it wants to review the details of such financing (such additional notice, a “Subsequent Financing Notice”).  Upon the request of Buyer, which shall be delivered to the Company within one (1) Trading Day of the Company’s delivery of a Pre-Notice, and only upon a request by Buyer, for a Subsequent Financing Notice, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver a Subsequent Financing Notice to Buyer.  The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include a term sheet or similar document relating thereto as an attachment.

(2)           If Buyer desires to participate in such Subsequent Financing it must provide written notice to the Company by not later than 5:30 p.m. (New York City time) on the fifth (5th) Trading Day after the Buyer has received the Pre-Notice that the Buyer is willing to participate in the Subsequent Financing, the amount of the Buyer’s participation, and that the Buyer has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Financing Notice.  If the Company receives no notice from Buyer as of such fifth (5th) Trading Day, Buyer shall be deemed to have notified the Company that it does not elect to participate.

(3)           If by 5:30 p.m. (New York City time) on the fifth (5th) Trading Day after the Buyer has received the Pre-Notice, notification by the Buyer of its willingness to participate in the Subsequent Financing (or to cause its designees to participate) is, in the aggregate, less than the total amount of the Subsequent Financing, then the Company may effect the remaining portion of such Subsequent Financing on the terms and with the Persons set forth in the Subsequent Financing Notice.

(4)           The Company must provide the Buyer with a second Subsequent Financing Notice, and the Buyer will again have the right of participation set forth above in this Section 5(l), if the Subsequent Financing subject to the initial

Subsequent Financing Notice is not consummated for any reason on the terms set forth in such Subsequent Financing Notice within sixty (60) Trading Days after the date of the initial Subsequent Financing Notice.

Notwithstanding the foregoing, this Section 5(l) shall not apply in respect of an underwritten public offering of Common Stock.

(m)  Shareholder Issuance Vote.  If the Company, at any time while any portion of the Series B Notes, or any of the Series B Warrants, the September 2008 Warrants, or the Interest Warrants (collectively, the “Buyer Securities”) are outstanding, becomes listed on a National Exchange (as defined below) (a “National Listing”), and the rules or regulations of such National Exchange limit the number of shares of Common Stock which the Company may issue upon exercise of the Buyer Securities (the amount of such limit is referred to herein as the “Exchange Cap Amount”), or if Buyer so requests in connection with the solicitation of shareholders pursuant to Section 5(c) hereof, then, within thirty (30) days of the date of such National Listing or such request, the Company shall (i) prepare a proxy statement, (ii) file a preliminary and definitive proxy statement with the SEC and (iii) mail the definitive proxy statement to its shareholders, requesting and recommending that they vote affirmatively (a “Shareholder Issuance Vote”) on a proposal to approve the issuance, under the applicable rules of such National Exchange, of all of the Warrant Shares and other shares of Common Stock issuable pursuant to the Transaction Documents, and all other shares of Common Stock issuable pursuant to the conversion of the Series B Notes or upon the exercise of the Series B Warrants, or upon exercise of any other Warrants owned by Buyer, without regard to the Exchange Cap Amount and to eliminate any prohibitions under applicable law or the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Company or any of its securities on the Company’s ability to issue shares of Common Stock in excess of the Exchange Cap Amount (the shareholder approval of such proposal is referred to herein as the “Shareholder Issuance Approval”).  The Shareholder Issuance Approval, if required hereunder, shall occur before the date that is ninety (90) days after the date of the National Listing (the “Shareholder Issuance Voting Deadline”).  For purposes hereof, “National Exchange” shall mean an Approved Market other than NASD’s OTC Bulletin Board.

(n)   Retention of Transfer Agent.  The Company will continue to engage the services of a transfer agent for its Common Stock that is a participant in the Depository Trust Company’s Full Fast Program.

(o)   Limitation On Sale Or Disposition Of Intellectual Property to Related Parties.  So long as any portion of the September 2008 Warrants remain outstanding, and so long as the Company shall have any obligation under the September 2008 Warrants, the Company shall not sell, convey, dispose of, spin off or assign any or all of its Intellectual Property Rights (as defined in Section 3(w) above), or the rights to receive proceeds from patent licensing agreements, patent infringement litigation or other litigation related to such Intellectual Property Rights to any Related Party (as defined below) in each case without Buyer’s written consent.  For purposes hereof, “Related Party” shall mean any of the Company’s or any Subsidiary’s officers, directors, persons who were officers or directors at any time during the previous two (2) years, stockholders who beneficially own five percent (5%) or more of the Common Stock, or Affiliates (as defined below) or (ii) with any individual related by blood, marriage, or adoption to any such individual or with any entity in which any such entity or individual owns a five percent (5%) or more beneficial interest.  “Affiliate” for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a ten percent (10%) or more equity interest in that person or entity, (ii) has ten percent (10%) or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) shares common control with that person or entity.  “Control” or “Controls” for purposes hereof means that a person or entity has the power, direct or indirect, to conduct or govern the policies of another person or entity.

(p)   Retention Agreements.  The Company will offer to Messrs. David Field, Christopher Gopal, Aidan Shields and Dalton Sprinkle retention agreements in form and substance satisfactory to Buyer, pursuant to which they shall be entitled to three (3) month’s severance in the event they are terminated without cause or terminate their employment voluntarily for good reason, and pursuant to which all other severance rights or right to employment other than at-will rights shall be waived (the “Retention Agreements”).

(q)   Saltman.  The Company shall use its best efforts to enter into a transition services agreement with David Saltman, substantially in form and substance satisfactory to Buyer (the “Saltman Agreement”).

(r)    Bostater Loan.  The Company shall loan the sum of Sixty-Two Thousand Dollars ($62,000) to or on behalf of Bostater, which shall be paid directly to the relevant tax authorities to pay taxes on prior share grants by the Company,  in connection with the execution of an agreement in form and substance satisfactory to Buyer, which the Company shall use its best efforts to obtain (the “Bostater Agreement”).

(s)   Registration Rights Agreement.  The Company and Buyer shall enter into a Registration Rights Agreement at, or promptly after, Closing, in form and substance identical to the Registration Rights Agreement attached as Exhibit E to the Securities Purchase Agreement dated September 19, 2007; provided, however, that the Registrable Securities shall be all of the Securities owned by Buyer, that Buyer shall be substituted for the Investors, and that the initial registration shall be required only on Buyer’s demand at least six (6) months after Closing.

6.             REGISTER; TRANSFER AGENT INSTRUCTIONS.

(a)   Register.  The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the September 2008 Warrants in which the Company shall record the name and address of the Person in whose name the September 2008 Warrants have been issued (including the name and address of each transferee) and the number of September 2008 Warrant Shares issuable upon exercise of the September 2008 Warrants held by such Person.  The Company shall keep the register open and available at all times during business hours for inspection of Buyer or its legal representatives.

(b)   Transfer Agent Instructions.  The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of Buyer or its respective nominee(s), for the September 2008 Warrant Shares issued upon exercise of the September 2008 Warrants in such amounts as specified from time to time by Buyer to the Company upon exercise of the September 2008 Warrants (the “Transfer Agent Instructions”).  The Company warrants that no instruction other than the Transfer Agent Instructions referred to in this Section 6(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the September 2008 Warrant Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents.  If Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by Buyer to effect such sale, transfer or assignment.  In the event that such sale, assignment or transfer involves September 2008 Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to Buyer.  Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 6(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 6(b), that Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

(c)   Additional Relief.  If the Company shall fail for any reason or for no reason to issue to such holder unlegended certificates or to credit the holder’s balance account with DTC within two (2) Trading Days of receipt of documents necessary for the removal of legend set forth above, then the Company will compensate the holder at a rate of One Hundred Dollars ($100) per day for each of the first ten (10) Trading Days and Two Hundred Dollars ($200) per day thereafter for each Ten Thousand Dollars ($10,000) of securities.  If the Company shall fail for any reason or for no reason to issue to such holder unlegended certificates or to credit the holder’s balance account with DTC within five (5) Trading Days of receipt of documents necessary for the removal of legend set forth above (the “Deadline Date”) and if on or after the Trading Day (as defined in the Warrants) immediately following such Deadline Date, the holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the holder of shares of Common Stock that the holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the holder’s request and in the holder’s discretion, pay cash to the holder in an amount equal to the holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased, at which point the Company’s obligation to deliver such certificate (and to issue such shares of Common Stock) shall terminate.

7.             CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the September 2008 Warrants to Buyer at the Closing is subject to the satisfaction, at or before each of the Closing Date of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing Buyer with prior written notice thereof:

(i)            Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii)           Buyer shall have delivered to the Company the Purchase Price by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company, or by the acknowledgements provided for in Section 1(b).

(iii)          The representations and warranties of Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date), and Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Buyer at or prior to the Closing Date.

8.             CONDITIONS TO BUYER’S OBLIGATION TO PURCHASE.

The obligation of Buyer hereunder to purchase the September 2008 Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for Buyer’s sole benefit and may be waived by Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i)            The Company shall have duly executed and delivered (physically or by electronic copy) to Buyer (i) each of the Transaction Documents and  (ii) the September 2008 Warrants on the date immediately prior to Closing.

(ii)           Buyer shall have received the opinion of Sheppard, Mullin, Richter & Hampton LLP, the Company’s outside counsel (“Opinion of Counsel”), dated as of the Closing Date, in substantially the form of Exhibit C attached hereto.

(iii)          The Company shall have delivered to Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) days of the Closing Date.

(iv)          The Company shall have delivered to Buyer a certificate evidencing the Company’s qualification as a foreign corporation and good standing issued by the

Secretary of State (or comparable office) in each jurisdiction in which the Company has so qualified, as of a date within ten (10) days of the Closing Date.

(v)           The Company shall have delivered to Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s Board of Directors in a form reasonably acceptable to Buyer, (ii) the Articles of Incorporation and (iii) the Bylaws, each as in effect at the Closing, in form and substance satisfactory to Buyer.

(vi)          The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date.  Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date to the foregoing effect and as to such other matters as may be reasonably requested by Buyer in form and substance satisfactory to Buyer.

(vii)         The Company shall have delivered the Retention Agreements, the Saltman Agreement and the Bostater Agreement, all in form and substance satisfactory to Buyer.

(viii)        The Company shall have delivered to Buyer such other documents relating to the transactions contemplated by this Agreement as Buyer or its counsel may reasonably request.

9.             TERMINATION.  This Agreement may be terminated by Buyer, as to Buyer’s obligations hereunder, by written notice to the Company, if the Closing has not been consummated on or before September 19, 2008; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

10.           MISCELLANEOUS.

(a)   Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)   Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(c)   Headings.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)   Severability.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e)   Entire Agreement; Amendments.  This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyer, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor Buyer makes any representation, warranty, covenant or undertaking with respect to such matters.  No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of at least eighty-five percent (85%) of the aggregate number of Warrant Shares issued and issuable  upon exercise of the September 2008 Warrants, and any amendment to this Agreement made in conformity with the provisions of this Section 10(e) shall be binding on Buyer and all holders of Securities as applicable.  No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, or holders of the September 2008 Warrants.  The Company has not, directly or indirectly, made any agreements with Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.  Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, Buyer has not made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

(f)    Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.

(g)   Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the September 2008 Warrants.  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least seventy-five percent (75%) of the aggregate number of September 2008 Warrant Shares issued and issuable upon exercise of the September 2008 Warrants, including by way of a Fundamental Transaction.  Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be Buyer hereunder with respect to such assigned rights

(h)   No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i)    Survival.  Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and Buyer contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 5 and 6 shall survive the Closing for a period of one (1) year, or such longer period as is specified in any such provision.

(j)    Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)   Indemnification.  In consideration of Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless Buyer and each other holder of the Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Buyer Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether Buyer Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by Buyer Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against Buyer Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by Buyer pursuant to Section 4(g), or (iv) the status of Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents.  The Company shall not be obligated to indemnify Buyer Indemnitee pursuant to this Section 10(k) for Indemnified Liabilities to the extent such Indemnified Liabilities are caused by acts of gross negligence or willful misconduct on the part of Buyer Indemnitee.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.  Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 10(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

(l)    No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m)  Remedies.  The Company, Buyer, and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such Company or holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law.  Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.  Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer.  The Company therefore agrees that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

(n)   Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not perform, in a timely manner, its related obligations within the periods therein provided, then Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(o)   Payment Set Aside.  To the extent that the Company makes a payment or payments to the Buyer hereunder or pursuant to any of the other Transaction Documents or the Buyer enforces or exercise its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Open Energy Corporation		Address for Notice:
514 Via de la Valle, Suite 200
Solana Beach, CA 92075

By:	/s/ David Saltman	Facsimile: (858) 794-8811
Name: David Saltman		Attention: David Saltman,
Title: Chief Executive Officer		Chief Executive Officer

With a copy to (which shall not constitute notice):		Address for Notice:

James Mercer III		12275 El Camino Real, Suite 200
Sheppard, Mullin, Richter & Hampton LLP		San Diego, CA 92130
Facsimile: (858) 509-3691

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR BUYER FOLLOWS]

[BUYER SIGNATURE PAGES TO OPEN ENERGY CORPORATION SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Buyer: The Quercus Trust

Signature of Authorized Signatory of Buyer:	/s/ David Gelbaum

Name of Authorized Signatory: David Gelbaum

Title of Authorized Signatory: Trustee

Email Address of Buyer: xaixai@pacbell.net

Fax Number of Buyer: (949) 631-2325

Address for Notice of Buyer: 1835 Newport Blvd., A109 - PMB 467, Costa Mesa, CA 92627

Address for Delivery of Securities for Buyer (if not same as address for notice):

September 2008 Warrant Shares: 235,000,000

EIN Number:  [PROVIDE THIS UNDER SEPARATE COVER]

SCHEDULE OF WARRANT BUYER

(1)	(2)	(4)	(5)	(6)
		Number of		Legal Representative’s
	Address and	September 2008	Aggregate Purchase	Address and Facsimile
Buyer	Facsimile Number	Warrant Shares	Price	Number

The Quercus Trust	1835 Newport Blvd. A109 - PMB 467 Costa Mesa, CA 92627	235,000,000	$4,700,000	David Gelbaum Trustee

EXHIBITS

Exhibit A	Form of September 2008 Warrant
Exhibit B	Amended Articles
Exhibit C	Form of Opinion of Company’s Counsel

EXHIBIT B

AMENDMENT TO ARTICLES

ARTICLE FOURTH HAS BEEN DELETED AND REPLACED IN ITS ENTIRETY AS FOLLOWS:

“FOURTH:  The total number of authorized shares of common stock that may be issued by the Corporation is                                      (                        ), with a par value of One-Tenth of a Cent ($0.001) and no other class of stock shall be authorized.  Said shares may be issued by the corporation from time to time for such consideration as may be fixed by the Board of Directors.”

THE FOLLOWING IS ADDED TO THE ARTICLES AS ARTICLE FIFTEENTH:

“FIFTEENTH:  Each Holder in whose name the indebtedness represented by those certain Series B Convertible Notes issued by the Corporation on September 19 2007 and December 7, 2007, and any substitutions for such Series B Convertible Notes, is registered on the books of the Corporation on the record date for any action of stockholders established pursuant to applicable law shall have voting rights identical to those held by the holders of the Common Stock and shall vote as a class with the Common Stock.  Each Holder shall have the right to one (1) vote for each share of Common Stock into which the Series B Convertible Note registered in such Holder’s name could be converted on the record date for the vote or written consent of stockholders.  With respect to such vote, each such Holder shall have full voting rights and powers equal to the voting rights and powers of the holders of the Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which the holders of Common Stock have the right to vote.”

EXHIBIT C

SEPTEMBER 2008 WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

OPEN ENERGY CORPORATION

SEPTEMBER 2008 WARRANT TO PURCHASE COMMON STOCK

Warrant No.:  Quercus 2008-S
Number of Shares of Common Stock:  Seventy-Five Million (75,000,000)
Date of Issuance:  September 18, 2008 (“Issuance Date”)

Open Energy Corporation, a Nevada corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, The Quercus Trust, the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this September 2008 Warrant to Purchase Common Stock (including any Warrants to purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the date hereof, but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), Seventy-Five Million (75,000,000) fully-paid nonassessable shares of Common Stock (as defined below) (the “Warrant Shares”).  Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 15.  This September 2008 Warrant is the Warrant to purchase Common Stock issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of September 12, 2008, as amended,  (the “Subscription Date”), by and among the Company and The Quercus Trust (the “Securities Purchase Agreement”).

1.     EXERCISE OF WARRANT.

(a)  Mechanics of Exercise.  Subject to the terms and conditions hereof, this Warrant may be exercised by the Holder on any day on or after the date hereof, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the “Aggregate Exercise Price”) in cash or by wire transfer of immediately available funds or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)).  The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.  Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.  On or before the second (2nd) Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the “Exercise Delivery Documents”), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company’s transfer agent (the “Transfer Agent”).  On or before the third (3rd) Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the “Share Delivery Date”), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, which balance account shall be specified in the Exercise Notice, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (ii)(A) above or notification to the Company of a Cashless Exercise referred to in Section 1(d), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares.  If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.  No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number.  The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

(b)  Exercise Price.  For purposes of this Warrant, “Exercise Price” means $0.067 per share, subject to adjustment as provided herein.

(c)  Company’s Failure to Timely Deliver Securities. Upon the Company’s receipt of an Exercise Notice or request for removal of restrictive legends on the shares of Common Stock issuable in connection therewith, the Company will deliver, or cause to be delivered, the certificates evidencing such shares of Common Stock to the Holder within three (3) Trading Days.  If such delivery is made more than two (2) additional Trading Days after

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exercise or request for removal of legend, as the case may be, then the Company will compensate the Holder at a rate of $100 per day for each of the first ten (10) Trading Days and $200 per day thereafter for each $10,000 of securities.  In such event, after the first such ten (10) Trading Days noted above, the Holder will also have the right to rescind its Exercise Notice for the Warrants.  If the certificates have not been delivered by the fifth (5th) Trading Day after conversion or request for removal of legend, as the case may be, and the Holder has purchased (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by the Holder of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the Conversion Date.

(d)  Cashless Exercise.  Notwithstanding anything contained herein to the contrary, if at any time after the twelve (12)-month anniversary of the Issuance Date, a Registration Statement (as defined in the Registration Rights Agreement) covering the Warrant Shares that are the subject of an Exercise Notice (the “Unavailable Warrant Shares”) is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x B) - (A x C)

B

For purposes of the foregoing formula:

A= the total number of shares with respect to which this Warrant is then being exercised.

B= the arithmetic average of the Weighted Average Prices of the shares of Common Stock (as reported by Bloomberg) for the five (5) consecutive Trading Days ending on the date immediately preceding the date of the Exercise Notice.

C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

(e)  Cash Payment.  In the event that there is an Authorized Share Failure, as defined in Section 1(g), which prevents the issuance of Common Stock upon the exercise of all or any portion of this Warrant, so that Company is unable to issue all or any portion of the Common Stock for which the Warrant has been exercised, the Company shall pay to Holder cash in an amount equal to the Black Scholes Value of that portion of this Warrant which has been exercised but for which Common Stock cannot be issued.

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(f)  Disputes.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 12.

(g)  Insufficient Authorized Shares.  If at any time while any of the Warrants remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock (an “Authorized Share Failure”) to satisfy its obligation to reserve for issuance upon exercise of the Warrants no less than 120% of the number of shares of Common Stock as shall from time to time be necessary to effect the exercise of all of the Warrants then outstanding (in addition to all other convertible securities) (the “Required Reserve Amount”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Warrants then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock.  In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal.

2.     ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES.  The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

(a)  Adjustment Upon Issuance of Shares of Common Stock.  If the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding shares of Common Stock deemed to have been issued by the Company in connection with any Excluded Securities (as defined in the Series B Convertible Note dated September 19, 2007, issued to The Quercus Trust) for a consideration per share (the “New Issuance Price”) less than a price (the “Applicable Price”) equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price.  Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of shares of Common Stock determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.  For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

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(i)           Issuance of Options.  If the Company grants any Options (except in connection with the issuance of any Excluded Securities) and the lowest price per share for which One (1) share of Common Stock is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share.  For purposes of this Section 2(a)(i), the “lowest price per share for which One (1) share of Common Stock is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any One (1) share of Common Stock upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option.  No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such shares of Common Stock upon conversion, exercise or exchange of such Convertible Securities.

(ii)          Issuance of Convertible Securities.  If the Company in any manner issues or sells any Convertible Securities (except in connection with the issuance of any Excluded Securities) and the lowest price per share for which One (1) share of Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share.  For the purposes of this Section 2(a)(ii), the “lowest price per share for which One (1) share of Common Stock is issuable upon the conversion, exercise or exchange” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to One (1) share of Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security.  No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Common Stock upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

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(iii)         Change in Option Price or Rate of Conversion.  If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Common Stock increases or decreases at any time (except in each case in connection with the issuance of any Excluded Securities), the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold.  For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease.  No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

(iv)        Calculation of Consideration Received.  In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction (except in connection with the issuance of any Excluded Securities), the Options will be deemed to have been issued for the difference of (x) the aggregate fair market value of such Options and other securities issued or sold in such integrated transaction, less (y) the fair market value of the securities other than such Option, issued or sold in such transaction and the other securities issued or sold in such integrated transaction will be deemed to have been issued or sold for the balance of the consideration received by the Company.  If any shares of Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor.  If any shares of Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt.  If any shares of Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, Options or Convertible Securities, as the case may be.  The fair value of any consideration other than cash or securities will be determined

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in good faith by the Board of Directors of the Company within five (5) days after the occurrence of an event requiring valuation.  If the Required Holders disagree with the determination of the Board of Directors and give written notice of such disagreement to the Company within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders.  The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v)         Record Date.  If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(b)  Adjustment upon Subdivision or Combination of Common Stock.  If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased.  If the Company combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased.  Any adjustment under this Section 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(c)  Minimum Adjustment.  No adjustment in the Exercise Price and the number of Warrants shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price as last adjusted; provided, however, that any adjustments which would be required to be made but for this Section 2(c) shall be carried forward and taken into account in any subsequent adjustment.  All calculations under this Section 2 shall be made to the nearest cent, with one half cent being rounded upward.

(d)  Floor Price.  If the Company’s Common Stock is listed on either the NYSE, AMEX or NASDAQ Stock Market, and such market requires stockholder approval to adjust the Exercise Price in accordance with this Section 2, then, until such time as the Company receives any required stockholder approval, no adjustment pursuant to Section 2(a) shall cause the Exercise Price to be less than the closing bid price of the Common Stock on the date immediately prior to the date of the Securities Purchase Agreement, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

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3.     RIGHTS UPON DISTRIBUTION OF ASSETS.  If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of all or substantially all of its shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities not addressed by Section 2 above, property or options not addressed by Section 2 above by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case:

(a)   any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of a share of Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to One (1) share of shares of Common Stock, and (ii) the denominator shall be the Weighted Average Price of a share of Common Stock on the Trading Day immediately preceding such record date; or

(b)   the number of Warrant Shares shall be increased to a number of shares equal to the number of shares of Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of shares of Common Stock (or common stock) (“Other Shares of Common Stock”) of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Stock in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph (b).

4.     PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a)   Purchase Rights.  In addition to any adjustments pursuant to Section 2 above, during the term hereof, if the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of shares of Common Stock or if the Company makes a Distribution (as defined in Section 3) (the “Purchase Rights”), then, upon exercise of this Warrant, the Holder will be entitled to elect to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder

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is otherwise entitled under Section 2 or Section 3 above in respect of such Purchase Right, which the Holder could have acquired if the Holder had held the proportionate number of shares of Common Stock acquirable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.  Notwithstanding any provision of this Section 6(a) to the contrary, in the event that the Weighted Average Price of the Common Stock equals or exceeds 150% of the applicable Exercise Price for each of the twenty (20) consecutive Trading Days immediately preceding a Purchase Right Date and the Company’s Common Stock has traded an average of at least Six Hundred Thousand (600,000) shares per day during each of such twenty (20) consecutive Trading Days, then this Section 6(a) shall not apply to such Purchase Right.

(b)   Fundamental Transactions.  The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market and has “Substantially Similar Trading Characteristics” (as defined below) as the Company.  For purposes hereof, an entity shall have Substantially Similar Trading Characteristics as the Company if the average daily dollar trading volume of the common stock of such entity is equal to or in excess of $500,000 for the sixtieth (60th) through the sixteenth (16th) day prior to the public announcement of such transaction.  Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the effective date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.  Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant.  In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders

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of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property) issuable upon the exercise of this Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction.  Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders.  The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

(c)   Not later than ten (10) days prior to the consummation of a Fundamental Transaction, but not prior to the public announcement of such Fundamental Transaction, the Company shall deliver written notice thereof via facsimile to the Holder (a “Fundamental Transaction Notice”).  Notwithstanding the foregoing, in the event of a Fundamental Transaction in which a Successor Entity that is a publicly traded corporation whose stock is quoted or listed for trading on an Eligible Market does not assume this Warrant such that the Warrant shall be exercisable for the publicly traded Common Stock of such Successor Entity, then, at the request of the Holder, delivered anytime before the ninetieth (90th) day after such Fundamental Transaction, the Company (or the Successor Entity) shall purchase this Warrant from the Holder by paying to the Holder, within five (5) Business Days after such request (or, if later, on the effective date of the Fundamental Transaction), cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Fundamental Transaction.

5.     NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, solely with the intention of so doing, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully-paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (iii) shall, so long as any of the September 2008 Warrants are outstanding take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the exercise of the September 2008 Warrants, 120% of the number of shares of Common Stock as shall from time to time be necessary to effect the exercise of the September 2008 Warrants then outstanding (without regard to any limitations on exercise).

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6.     WARRANT HOLDER NOT DEEMED A STOCKHOLDER.  Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant.  In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company.  Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

7.     REISSUANCE OF WARRANTS.

(a)  Transfer of Warrant.  If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company together with an opinion from Holder’s counsel, satisfactory to the Company and its counsel, that such transfer complies with the requirements of all applicable federal and state securities laws, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b)   Lost, Stolen or Mutilated Warrant.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c)   Exchangeable for Multiple Warrants.  This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional shares of Common Stock shall be given.

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(d)   Issuance of New Warrants.  Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8.     NOTICES.  Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore.  Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) promptly after any adjustment of the Exercise Price, setting forth in reasonable detail and certifying the calculation of such adjustment and (ii) at least ten (10) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to all holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

9.     AMENDMENT AND WAIVER.  Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any September 2008 Warrant or decrease the number of shares or class of stock obtainable upon exercise of any September 2008 Warrant without the written consent of the Holder.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the September 2008 Warrants then outstanding.

10.   GOVERNING LAW.  This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified

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to conform with such statute or rule of law.  Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant.  Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder.  THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

11.   CONSTRUCTION; HEADINGS.  This Warrant shall be deemed to be jointly drafted by the Company and The Quercus Trust shall not be construed against any person as the drafter hereof.  The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

12.   DISPUTE RESOLUTION.  In the case of a dispute as to the determination of the Exercise Price, the determination of the occurrence of a Dilutive Issuance which would trigger a reset of the Exercise Price, the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank (which is ranked in the top 10 investment banks nationally, by revenue) selected by the Company and approved by the Holder, or (b) a copy of the disputed agreement or other documentation pursuant to which Holder believes may be a Dilutive Issuance which would trigger a reset of the Exercise Price, to an independent law firm selected by the Company and approved by Holder, or (c) the disputed arithmetic calculation of the Warrant Shares to the Company’s independent, outside accountant (which is ranked in the top 10 accounting firms nationally, by revenue).  The Company shall use its reasonable efforts to cause at its expense the investment bank, law firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations.  Such investment bank’s, law firm’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.  The procedures required by this Section 12 are collectively referred to herein as the “Dispute Resolution Procedures.”

13.   REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for

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any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, specifically including but not limited to the Company’s failure to adjust the Exercise Price as required hereunder following a Dilutive Issuance, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

14.   TRANSFER.  This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

15.   CERTAIN DEFINITIONS.  For purposes of this Warrant, the following terms shall have the following meanings:

(a)   “Black Scholes Value” means the value of this Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day immediately following the public announcement of the applicable Fundamental Transaction and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 80% and the one hundred (100)-day volatility obtained from the HVT function on Bloomberg.

(b)   “Bloomberg” means Bloomberg Financial Markets.

(c)   “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(d)   “Common Stock” means (i) the Company’s shares of Common Stock, par value $0.001 per share, and (ii) any share capital into which such Common Stock shall have been changed or any share capital resulting from a reclassification of such Common Stock.

(e)   “Common Stock Deemed Outstanding” means, at any given time, the number of shares of Common Stock actually outstanding at such time, plus the number of shares of Common Stock deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any shares of Common Stock owned or held by or for the account of the Company or issuable upon exercise of the September 2008 Warrants.

(f)    “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable at the option of the holder thereof for shares of Common Stock.

(g)   “Eligible Market” means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, the NASDAQ Capital Market or the NASD’s OTC Bulletin Board.

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(h)   “Expiration Date” means the date eighty-four (84) months immediately following the Issuance Date, or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(i)    “Fundamental Transaction” means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), (v) reorganize, recapitalize or reclassify its Common Stock, or (vi) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.

(j)    “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities, other than those that may be issued as part of a compensation package of any employee of the Company or it Subsidiaries and which are exercisable at a price not less than the closing price of the Company’s Common Stock as reported on the Principal Market on the Trading Day immediately preceding the date of grant.

(k)   “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(l)    “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(m)  “Principal Market” means the NASD OTC Bulletin Board.

(n)   “Registration Rights Agreement” means that certain registration rights agreement by and among the Company and The Quercus Trust.

(o)   “Required Holders” means the holders of the September 2008 Warrants representing at least a majority of shares of Common Stock underlying the September 2008 Warrants then outstanding, provided 15% or more of the September 2008 Warrants originally issued remain outstanding.

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(p)   “Successor Entity” means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(q)   “Trading Day” means any day on which the Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that “Trading Day” shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than four and one-half (4.5) hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

(r)    “Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Weighted Average Price cannot be calculated for such security on such date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as determined in good faith by the Board of Directors of the Company.  If the Required Holders disagree with the determination of the Board of Directors and give written notice of such disagreement to the Company, then such dispute shall be resolved pursuant to Section 12 with the term “Weighted Average Price” being substituted for the term “Exercise Price.” All such determinations shall be appropriately adjusted for any share dividend, share split or other similar transaction during such period.

[Signature Page Follows]

16

IN WITNESS WHEREOF, the Company has caused this September 2008 Warrant to Purchase Common Stock to be duly executed as of the Issuance Date set out above.

OPEN ENERGY CORPORATION

By:
Name: David Field
Title: President

17

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
SEPTEMBER 2008 WARRANT TO PURCHASE COMMON STOCK

OPEN ENERGY CORPORATION

c/o General Counsel

Fax: (858) 794-8811

The undersigned holder hereby exercises the right to purchase                                    (              )of the shares of Common Stock (“Warrant Shares”) of Open Energy Corporation, a Nevada corporation (the “Company”), evidenced by the attached Warrant to Purchase Common Stock (the “Warrant”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1.  Form of Exercise Price.  The Holder intends that payment of the Exercise Price shall be made as:

a “Cash Exercise” with respect to                                    (            ) Warrant Shares; and/or

a “Cashless Exercise” with respect to                                    (            ) Warrant Shares.

2.  Payment of Exercise Price.  In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $                                       to the Company in accordance with the terms of the Warrant.

3.  At the time such Holder was offered the Warrant, it was, at the date hereof, and on each date on which it exercises any Warrants, it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act of 1933, as amended, or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.  Such Buyer is not required to be registered as a broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended.

4.  Delivery of Warrant Shares.  The Company shall deliver to the holder                      Warrant Shares in accordance with the terms of the Warrant.

Date:                                    ,

Name of Registered Holder

By:
Name:
Title:

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs Madison Stock Transfer, Inc. to issue the above-indicated number of shares of Common Stock.

OPEN ENERGY CORPORATION

By:
Name:
Title: